United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3610	25-0317820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

390 Park Avenue New York, New York	10022-4608
(Address of principal executive offices)	(Zip Code)

Office of Investor Relations 212-836-2674

Office of the Secretary 212-836-2732

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2014 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

See the Conflict Minerals Report filed as an exhibit to this report (“Conflict Minerals Report”) for information regarding the applicability of the Conflict Minerals Rule to the Company generally.

Reasonable Country of Origin Inquiry Information

We conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule to determine the origin of the necessary Conflict Minerals contained in our in-scope products. To the extent applicable, we utilized the same processes and procedures that we used for our due diligence described in the Conflict Minerals Report. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013). For a discussion of the due diligence measures that we performed in respect of 2014, see the Conflict Minerals Report.

Based on our RCOI, we determined that the necessary tin contained in certain of our in-scope products originated from a smelter that we believe, based on publicly available information, sourced all of its ore from outside of the Democratic Republic of the Congo (the “DRC”) and its adjoining countries or from recycled or scrap sources. These products were selected titanium alloys manufactured by our power and propulsion business unit and a wrought aluminum alloy product manufactured by our forgings and extrusions business unit. None of these products contained Conflict Minerals from any other sources.

In connection with our RCOI, we determined that we either purchased tantalum, tin or tungsten in the form of recycled or scrap material or purchased tantalum, tin or tungsten directly from sources that we reasonably believe sourced tantalum, tin or tungsten only from recycled or scrap content for at least part of 2014. The products that contained Conflict Minerals that we reasonably believe came from recycled or scrap sources also contained other Conflict Minerals for which we were not able to determine the origin. These products are described in the Conflict Minerals Report.

As required by the Conflict Minerals Rule, the foregoing information is available at the following Internet website: http://www.alcoa.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.alcoa.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alcoa Inc.
(Registrant)

By:	/s/ Audrey Strauss	June 1, 2015
Name:	Audrey Strauss
Title:	Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014